November 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Mr. Chris White
Branch Chief

Re:	Vanguard Natural Resources, LLC
Form 8-K
Filed November 14, 2008
File No. 1-33756

Ladies and Gentlemen:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (“Vanguard”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2008, each with respect to Vanguard’s Form 8-K filed with the Commission on November 14, 2008, File No. 1-33756.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Letter dated November 21, 2008

Form 8-K

1.
Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008.

Response: The adequacy of our disclosure controls and procedures for these periods will be addressed when Vanguard files amended Form 10-Q/A’s for the periods ended March 31, 2008 and June 30, 2008. Vanguard intends to make these filings as soon as practicable.

2.
Your disclosure indicates that you de-designated certain natural gas derivative swap contracts entered into in 2007 in the first quarter of 2008 due to an overhedged position in natural gas which made them ineffective. Clarify how you determined that your position in natural gas was not also overhedged in fiscal year 2007.

Response: We determined that our position in natural gas was not also overhedged in fiscal year 2007 by verifying that the actual amount of natural gas produced was greater than the notional quantity of natural gas hedged for each calendar quarter of 2007.

Securities and Exchange Commission, November 26, 2008  Page 2

Please direct any questions or comments regarding the foregoing to the undersigned.

Very truly yours,

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice-President and Chief Financial Officer